Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 1, 2022

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
    File Nos.: 33-172080 and 811-22525

Dear Ms. Rotter:

The purpose of this letter is to respond to the comments you provided to the Trust in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the following Funds:

Count	Series Name	Registrant Name
1	Muhlenkamp Fund	Managed Portfolio Series
2	TorrayResolute Small/Mid Cap Growth Fund	Managed Portfolio Series
3	Great Lakes Disciplined Equity Fund	Managed Portfolio Series
4	Great Lakes Large Cap Value Fund	Managed Portfolio Series
5	Great Lakes Small Cap Opportunity Fund	Managed Portfolio Series
6	Port Street Quality Growth Fund	Managed Portfolio Series
7	Nuance Concentrated Value Fund	Managed Portfolio Series
8	Nuance Mid Cap Value Fund	Managed Portfolio Series
9	Nuance Concentrated Value Long-Short Fund	Managed Portfolio Series
10	Reinhart Mid Cap PMV Fund	Managed Portfolio Series
11	Reinhart Genesis PMV Fund	Managed Portfolio Series

1.Please confirm supplementally in correspondence that shareholder reports will be transmitted in accordance with the requirements of 17 CFR 270.30e-1(c).

The Trust confirms supplementally that going forward shareholder reports will be transmitted in accordance with the requirements of 17 CFR 270.30e-1(c).

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at 414-765-6115.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Adam W. Smith
Adam W. Smith
For U.S. Bank Global Fund Services

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP